Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Management of AQR Capital Management Holdings, LLC:

We have audited the accompanying consolidated financial statements of AQR Capital Management Holdings, LLC and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AQR Capital Management Holdings, LLC and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
The accompanying consolidated statements of comprehensive income, changes in members’ equity and cash flows of AQR Capital Management Holdings, LLC and its subsidiaries for the year ended December 31, 2015 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2015 financial statements to be audited and they are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 29, 2018

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2016 and 2017

	As of December 31,
(in thousands of dollars)	2016	2017
Assets
Cash and cash equivalents	$159,001	$200,954
Restricted cash	9,115	5,321

Fee receivables (Note 2)
Affiliates	88,453	235,058
Managed accounts	64,398	80,649
Total fee receivables	152,851	315,707

Investment in affiliates	40,061	46,477
Fixed assets, net (Note 7)	43,206	57,443
Due from affiliates	15,521	12,321
Other assets (Note 10)	13,669	21,183
Total assets	$433,424	$659,406

Liabilities
Accrued compensation	$109,171	$145,573
Lease loss reserve	10,965	9,803
Line of credit	42,000	38,000
Debt	37,779	50,256
Due to affiliates	10,735	16,339
Other liabilities (Note 10)	18,385	28,060
Total liabilities	229,035	288,031

Commitments and contingencies (Note 8)

Redeemable members' interest (Note 11)	164,466	284,340

Members' equity
Members' equity (Note 12)	41,574	87,700
Accumulated other comprehensive income (loss)	(1,651)	(665)
Total members' equity	39,923	87,035
Total liabilities and members' equity	$433,424	$659,406
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017

	Years Ended December 31,
(in thousands of dollars)	2015	2016	2017

Revenues
Fees (Note 2)
Affiliates	$595,141	$682,499	$976,446
Managed accounts	257,203	257,339	330,980
Total fees	852,344	939,838	1,307,426

Interest income	103	253	145
Other revenues	4,764	1,368	2,534
Total revenues	857,211	941,459	1,310,105

Expenses
Compensation and benefits	229,829	292,308	366,949
General, administrative and other	88,319	106,673	125,393
Depreciation and amortization	10,628	14,329	18,474
Total expenses	328,776	413,310	510,816

Other income
Income (loss) from investment in affiliates (Note 2)	(825)	2,920	8,148
Income before income taxes	527,610	531,069	807,437
Income tax expense	478	672	805
Net income	527,132	530,397	806,632
Other comprehensive income (loss)	(416)	(655)	986
Total comprehensive income	$526,716	$529,742	$807,618
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017

(in thousands of dollars)	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity (Deficit)

January 1, 2015	$—	$(580)	$(580)

Allocation of net income	150,762	—	150,762
Allocation of capital distributions	(90,375)	—	(90,375)
Other comprehensive income (loss)	—	(416)	(416)

December 31, 2015	$60,387	$(996)	$59,391

Allocation of net income	152,709	—	152,709
Allocation of capital distributions	(171,522)	—	(171,522)
Other comprehensive income (loss)	—	(655)	(655)

December 31, 2016	$41,574	$(1,651)	$39,923

Allocation of net income	230,161	—	230,161
Allocation of capital distributions	(184,035)	—	(184,035)
Other comprehensive income (loss)	—	986	986

December 31, 2017	$87,700	$(665)	$87,035
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017

	Years Ended December 31,
(in thousands of dollars)	2015	2016	2017
Cash flows from operating activities
Net income	$527,132	$530,397	$806,632
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,628	14,329	18,474
Equity based compensation expense	3,965	7,799	10,698
Loss amortization on sublease	(1,148)	(1,244)	(1,162)
(Gain) loss on sale and exchange of fixed assets	(84)	186	485
Net investment income and realized (gains) losses from investment in affiliates	(130)	168	754
Net change in unrealized (appreciation) depreciation from investment in affiliates	3,155	(184)	(6,497)
Income from equity method investments	(1,047)	(1,909)	(1,098)
Distributions from equity method investments	465	653	1,759
Cash flows due to changes in:
Fee receivables from affiliates	(64,813)	99,693	(146,605)
Fee receivables from managed accounts	5,287	(4,027)	(16,251)
Due from affiliates	(13,683)	9,397	3,200
Due to affiliates	(217)	(8,233)	5,604
Other assets and liabilities	24,731	(10,336)	3,147
Accrued compensation	13,601	20,371	36,402
Net cash provided by (used in) operating activities	507,842	657,060	715,542
Cash flows from investing activities
Payments to purchase investment in affiliates	(26,174)	(15,950)	(23,298)
Proceeds from sale of investment in affiliates	54,401	3,746	21,964
Purchases of fixed assets	(22,672)	(18,048)	(33,354)
Proceeds from disposal of fixed assets	184	16	158
Change in restricted cash	(138)	1	3,794
Net cash provided by (used in) investing activities	5,601	(30,235)	(30,736)
Cash flows from financing activities
Proceeds from line of credit borrowings	10,000	18,000	15,000
Repayment of line of credit borrowings	(41,000)	(20,000)	(19,000)
Proceeds from debt borrowings	12,662	32,880	26,143
Repayment of debt borrowings	(6,633)	(10,714)	(13,666)
Distributions to members	(456,644)	(606,144)	(651,330)
Net cash provided by (used in) financing activities	(481,615)	(585,978)	(642,853)
Net increase (decrease) in cash and cash equivalents	31,828	40,847	41,953
Cash and cash equivalents, beginning of year	86,326	118,154	159,001
Cash and cash equivalents, end of year	$118,154	$159,001	$200,954

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	$885	$419	$945
Cash paid during the year for interest on borrowings	1,620	1,442	2,035
Supplemental disclosures of non-cash information
Issuance of members' interests	$3,965	$7,799	$10,698
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

1.	Organization and Business
AQR Capital Management Holdings, LLC, a Delaware limited liability company, and its subsidiaries (collectively, the “Company”) provide investment management services to its sponsored funds ("AQR Sponsored Funds") and a broad range of clients.
These consolidated financial statements include the consolidated financial position of the Company as of December 31, 2016 and 2017, and the related consolidated comprehensive income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2017.
AQR Sponsored Funds consist of various investment vehicles from offshore limited partnerships to mutual funds.
The Company earns management fees (“Management Fees”) from the AQR Sponsored Funds and other unaffiliated institutions (“Managed Accounts”) pursuant to various investment management agreements (“Management Agreements”). In addition to Management Fees, the Company is eligible to receive incentive fees (“Incentive Fees”) and annual performance allocations (“Performance Allocations”) from certain AQR Sponsored Funds. The Company also is eligible to earn Incentive Fees from Managed Accounts (Note 2).
The Company is a member of a certain investment manager formed through a joint venture with a third party. The affiliated investment manager provides investment advice to certain AQR Sponsored Funds and Managed Accounts and manages all or part of their assets.

2.	Significant Accounting Policies
General
Basis of Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Principles of Consolidation
To determine whether an investment must be consolidated, the Company first evaluates whether the fees it receives and the interests it holds qualify as a variable interest in the entity, including an evaluation of fees paid to the Company as a decision maker or service provider to the entity being evaluated. Fees paid to the Company as a decision maker or service provider are not variable interests if (i) the fees are compensation for services provided commensurate with the level of effort required to be performed (ii) the arrangement includes only terms, conditions or amounts that are customary for similar services negotiated at arm’s length and (iii) the Company’s other economic interests in the entity held directly and indirectly through its related parties or by related parties under common control would not absorb more than an insignificant amount of the entity’s losses or receive more than an insignificant amount of the entity’s benefits.

For entities where the Company has determined that it does hold a variable interest, as applicable, the Company performs an assessment to determine whether each of those entities qualify as a variable interest entity (“VIE”) or a voting interest entity (“VOE”).

A VIE is an entity that has any of the following criteria: (i) insufficient equity investment at risk; (ii) equity that lacks decision making rights; (iii) equity holders that lack the obligation to absorb an entity’s expected losses; (iv) equity holders that lack the right to absorb an entity’s expected residual returns; or (v) equity with non-substantive voting rights.

The Company consolidates a VIE if the Company is a primary beneficiary, which is defined as the party that has controlling financial interest in the VIE. Controlling financial interest in a VIE is defined as the power to direct the activities that most significantly impact the VIE’s economic performance and the right to receive potentially significant benefits from the VIE or the obligation to absorb losses of the VIE.

If the investment is not a VIE then the Company evaluates the investment for consolidation under the VOE model. For limited partnerships and similar entities, the Company would have a controlling financial interest in the VOE if the Company owns a majority of the entity’s kick-out rights through voting interests and the limited partners do not hold substantive participating

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

rights. For entities other than limited partnerships, the Company would have a controlling financial interest in a VOE if the Company holds a majority voting interest in the entity.

The Company has determined that it does not have a controlling financial interest in a VIE or a VOE as of December 31, 2016 and 2017.

For entities where the Company does not have a controlling financial interest, but exercises significant influence over the entity’s operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting.

All intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Affiliated Entities
The Company considers its members, employees, AQR Sponsored Funds, and equity method investments to be affiliates.
Revenue Recognition
Fees
Fees include Management Fees, Performance Allocations and Incentive Fees.
Management Fees are recognized in the periods during which the related services are performed and the amounts have been contractually earned in accordance with the Management Agreements.
Performance Allocations and Incentive Fees are earned when the return on assets under management exceeds certain benchmark returns or other performance targets in accordance with the Management Agreements.
The Company has elected to adopt the preferred method of recording performance allocations and incentive fees subject to contingencies, Method 1 of the authoritative guidance on Accounting for Management Fees Based on a Formula under GAAP. Under Method 1, the Company does not recognize performance allocations and incentive fees until contractually earned (generally upon the earliest of the following to occur: end of the measurement period, upon redemption or as contractually agreed). Additionally, the Company does not recognize performance allocations or incentive fees until the following occur: (1) the services have been fully rendered, (2) there is no longer a risk of loss through market performance or clawback provisions, and (3) collectability is reasonably assured.
Income (Loss) from Investments in Affiliates
Income (loss) from investments in Regulated Investment Companies are accounted for under the fair value method of accounting. Income (loss) from other affiliates are accounted for under the equity method of accounting.
Included in income (loss) from investment in affiliates on the consolidated statements of comprehensive income are realized gains (losses) of $1,036, $548 and ($701) for the years ended December 31, 2015, 2016 and 2017, respectively.
Interest Income
Interest income includes interest received on the Company’s cash balances and other investments.
Compensation and Benefits
Compensation and benefits expense includes salaries, commissions, temporary help (including outsourced staff augmentation and consultants), incentive compensation, employer payroll taxes, severance and related benefit costs.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

General, Administrative and Other
General, administrative and other expenses include travel and related expenses, rent and occupancy related expenses, information technology costs, professional fees paid to legal, accounting and other advisors, information and communication services as well as other corporate expenses.

Taxes
The Company is a limited liability company treated as a partnership for United States ("U.S.") tax purposes and is not subject to federal, state or local income taxes. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded.
Income tax expense on the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017 relates to foreign income tax assessed on the net taxable income of certain subsidiaries of the Company that are domiciled outside the U.S. Tax provisions are computed in accordance with GAAP.
In accordance with GAAP, the Company determines whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has determined that there are no unrecognized tax benefits or obligations to be recognized in the financial statements.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the U.S. Federal Government as well as various state and foreign tax jurisdictions under the statute of limitations is generally from the year 2014 forward, with certain jurisdictions being 2013.
Foreign Currency
Foreign currency denominated assets, liabilities and operations are primarily held through certain subsidiaries of the Company domiciled outside the U.S. These subsidiaries’ functional currencies differ from the Company’s reporting currency. Foreign currency denominated assets and liabilities are translated using the exchange rates prevailing at the end of each reporting period. Results of foreign operations are translated at the average exchange rate for each reporting period. Translation adjustments are included as a component of accumulated other comprehensive income (loss) until realized. Foreign currency income or expenses resulting from transactions outside the Company’s reporting currency are included in general, administrative and other expenses on the consolidated statements of comprehensive income.
Comprehensive Income
Comprehensive income consists of net income and other comprehensive income (loss). The Company’s other comprehensive income (loss) contains foreign currency cumulative translation adjustments.
Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit, short term investments and money market mutual funds. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2016 and 2017, cash equivalents included investments in money market mutual funds of $93,389 and $157,884, respectively.
Restricted Cash
Restricted cash primarily represents investments in money market mutual funds as of December 31, 2016 and 2017, which are used as collateral for letters of credit issued for leased office space.
Fee Receivables
Fee receivables relate to Management Fees, Performance Allocations and Incentive Fees earned but not yet billed or collected and are short-term in nature.
Investment in Affiliates
Investment in affiliates consists of investments in certain AQR Sponsored Funds, which include Regulated Investment Companies and equity method investments. The investments in Regulated Investment Companies, classified as trading

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

securities, are recorded using fair value accounting. Other investments are recorded using the equity method of accounting at the applicable ownership interest of the net assets of those funds and partnerships as set forth in the underlying agreements.
Investment in Securities
The Company transacts in derivative instruments including futures contracts and option contracts. Investments in securities, including derivative positions, as applicable, are valued at their last sales price on the date of determination on the exchange that constitutes the principal market. Investments in securities are recorded on a trade date basis.
Realized gains and losses are recorded based on the specific identification method.
Net unrealized gains and losses on derivative financial instruments, if any, are reported on a net-by-counterparty basis. Where those transactions are governed by master netting agreements between the consolidated affiliate and the counterparty, master netting agreements and other arrangements legally provide the affiliate with a right of set-off in the event of bankruptcy or default by the counterparty.
As of December 31, 2016 and 2017, the Company had no derivative asset or liability positions. Realized gains and losses, which are insignificant, are included in other revenues on the consolidated statements of comprehensive income.
Fixed Assets
Fixed assets consist primarily of computer software and hardware, furniture and fixtures, office equipment, leasehold improvements and fractional interests in corporate aircrafts and are recorded at cost less accumulated depreciation or amortization. Computer software and hardware, furniture and fixtures and office equipment are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining terms of the related leases or the estimated useful lives of such improvements beginning on the dates such leasehold improvements are placed in service. Fractional interests in corporate aircraft are depreciated to their estimated residual values on a straight-line basis over the lease term. Costs relating to repairs and maintenance incurred on the fixed assets are expensed in the year they are incurred unless they increase the value or utility of the asset or increase the life of the asset, in which case they are capitalized.
Share-Based Payments
The Company measures and recognizes compensation expense for all share-based payment awards made to employees for no consideration.
The Company recognizes compensation expense for the full fair value of the awards on the date the award was granted as the Company’s principals are fully vested in the awards on that date. The fair value on the grant date is determined through an independent valuation performed by an accounting and valuation firm.
The Company recognized share-based compensation expense of $3,965, $7,799 and $10,698 for the years ended December 31, 2015, 2016 and 2017, respectively. This non-cash expense is included in compensation and benefits on the consolidated statements of comprehensive income.
Recently Adopted Accounting Standard
In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-07, Investments - Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting. The standard simplifies the equity method of accounting by eliminating the requirement to retrospectively apply the equity method upon obtaining significant influence over an investment. The Company adopted this standard effective January 1, 2017. The adoption of this standard did not impact the Company’s consolidated financial statements.
Recent Accounting Standards Not Yet Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, and subsequently issued several related amendments. This standard provides a comprehensive model for revenue recognition. The standard is effective for interim and annual reporting periods beginning after December 15, 2018. The standard may be adopted using either the full or modified retrospective method. The Company has selected the modified retrospective method where the cumulative effect of initially applying the standard, if any, will be recognized within the Company's consolidated financial statements as of January 1, 2019. The Company is reviewing its Management Agreements to evaluate the impact of this standard on its consolidated financial statements, but it does not expect the adoption to significantly impact the timing of the recognition of its fees revenue. The

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

Company is also evaluating whether certain costs to acquire customers will meet the capitalization criteria and whether certain revenue related costs will be presented on a gross or net basis.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall - Recognition and Measurement of Financial Assets and Liabilities.  The standard impacts the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The standard is effective for interim and annual reporting periods beginning after December 15, 2017.  The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires operating lease lessees to recognize lease assets and lease liabilities on the statement of financial position. However, for leases with a term of twelve months or less, a lessee is permitted to make an election not to recognize lease assets and lease liabilities. The standard is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments. The standard provides guidance on how certain cash transactions are classified in the statement of cash flows. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows - Restricted Cash. The standard requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard does not provide a definition of restricted cash or restricted cash equivalents. The standard is effective for interim and annual reporting periods beginning after December 15, 2017, and requires application of a retrospective transition method to each period presented. The Company expects that the restricted cash presented on its consolidated statements of financial position will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows, but otherwise does not expect the adoption of the new standard to have a material effect on its consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business. The standard clarifies the definition of a business and provides guidance on evaluating whether transactions should be accounted for as acquisitions or disposals of assets or as businesses. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. The Company will apply the standard prospectively upon adoption to all relevant transactions.
In May 2017, the FASB issued ASU 2017-09, Compensation - Stock compensation. The standard provides guidance on the types of changes to the terms or conditions of a share-based payment award that would require an entity to apply modification accounting. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

3.	Related Party Transactions
Management Fees
The Company has entered into Management Agreements with the AQR Sponsored Funds whereby the investment and management decisions of all related investment funds are made by the Company.

The Company receives Management Fees from the AQR Sponsored Funds, calculated and paid pursuant to the relevant Management Agreement.

In the sole discretion of the Company, Management Fees have been waived or reduced for certain investors, including the Company’s principals and certain employees, in certain AQR Sponsored Funds.

Performance Allocations and Incentive Fees

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

The Company is entitled to receive Performance Allocations and Incentive Fees from certain AQR Sponsored Funds or their affiliates, generally calculated as a percentage of the net capital appreciation in excess of a benchmark applicable to the shares of such AQR Sponsored Funds with respect to each performance year, which is generally based on fiscal years ending December 31.

In the sole discretion of the Company, Performance Allocations and Incentive Fees have been waived or reduced for certain investors, including the Company’s principals and certain employees, in certain AQR Sponsored Funds.

Other Revenues
Included in other revenues on the consolidated statements of comprehensive income are service fees from certain Sponsored Funds in the amounts of $3,657, $242 and $63 for the years ended December 31, 2015, 2016 and 2017, respectively.
Due from Affiliates
Due from affiliates includes receivables due from employees and the Company’s principals.
Due to Affiliates
Due to affiliates includes subadvisory fees payable to an affiliated investment manager.

4.	Valuation
The authoritative guidance on fair value measurements and disclosures under GAAP establishes a framework for measuring fair value, requires disclosures about fair value measurements and provides a consistent definition of fair value which focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of the inputs used in the valuation of an asset or liability as of the measurement date.
The three-level hierarchy for fair value measurements is defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.
The Company’s investments in affiliated Registered Investment Companies and money market mutual funds classified as cash equivalents are based upon quoted prices and as such are classified as Level 1. The Company does not have investments classified as Level 2 or 3.
The Company may not be able to sell its investments when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. Due to the inherent uncertainty of valuation, the fair value of the investments may differ significantly from what may actually be realized upon sale or disposition and the differences could be material.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

The following table presents the financial instruments carried at fair value as of December 31, 2016 and 2017 by valuation hierarchy (as described above):

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash equivalents	$93,389	$—	$—	$93,389
Restricted cash	9,052	—	—	9,052
Investment in affiliates	24,099	—	—	24,099
Total	$126,540	$—	$—	$126,540

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash equivalents	$157,884	$—	$—	$157,884
Restricted cash	5,253	—	—	5,253
Investment in affiliates	8,884	—	—	8,884
Total	$172,021	$—	$—	$172,021

The above table excludes the Company's investments in affiliated hedge funds, private funds and other affiliated investments, which are accounted for under the equity method of accounting. The value of these investments was $15,962 and $37,593 as of December 31, 2016 and 2017, respectively, which is included in investment in affiliates on the consolidated statements of financial position. The Company's ownership percentage in the equity method investments ranged from less than 1% to 50% as of December 31, 2016 and 2017.
The cash equivalents and restricted cash amounts above reflect investments in money market mutual funds.
5. Credit, Market and Currency Risk
The Company’s total assets include receivables from AQR Sponsored Funds and Managed Accounts. The Company is exposed to economic risk concentrations insofar as it is dependent on the ability of AQR Sponsored Funds and Managed Accounts to compensate it for its investment management services. The Company is exposed to market risk through its investments in affiliates.

Further, the Company has indirect exposure to credit and market risks since a significant portion of its revenues are based on the performance of the AQR Sponsored Funds and Managed Accounts for which it provides investment management services. The AQR Sponsored Funds and Managed Accounts are exposed to various credit and market risk as described below.
Credit risk is the possibility that a loss may occur from the failure of counterparties to make payments according to the terms of a contract. The Company’s as well as the AQR Sponsored Funds’ and Managed Accounts’ exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets at such time. The Company, as well as the AQR Sponsored Funds and Managed Accounts, controls its credit exposure to counterparties by attempting to use counterparties (or its guarantors) that have an investment-grade credit rating and by monitoring counterparty credit ratings and diversifying across multiple counterparties. The Company, as well as the AQR Sponsored Funds and Managed Accounts, also utilizes other credit risk mitigation techniques, such as periodic mark-to-market settlement and the use of master netting agreements with counterparties, where possible, in order to reduce credit exposures by offsetting receivables and payables with those counterparties.
The Company primarily maintains its cash positions at major financial institutions. At times, balances may exceed federally insured limits and as such the Company has credit risk associated with such cash in such accounts. Credit risk is measured by the loss the Company would record if the major financial institutions or other counterparties fail to perform pursuant to terms of their obligations.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

Money market mutual fund investments entered into by the Company are subject to certain risks including among others, interest rate risk, market risk and credit risk. Such investments are generally not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although money market mutual funds seek to preserve the value of investors’ capital, it is possible to lose money by investing in a money market mutual fund.
Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. The Company manages market risk by monitoring the fluctuation in its value and comparing these fluctuations to its risk objectives.

6.	Income Taxes
The Company is a limited liability company treated as a partnership for U.S. income tax purposes and its statutory tax rate is 0%. The provision for income taxes relates to certain subsidiaries of the Company domiciled outside of the U.S. The consolidated effective tax rate was approximately 0% for the years ended December 31, 2015, 2016 and 2017.
The components of income tax expense reflected on the consolidated statements of comprehensive income are shown below:

	Years Ended December 31,
	2015	2016	2017
Income Tax Expense
Foreign income tax	$478	$672	$805

7.	Fixed Assets
The major classifications of fixed assets are as follows:

	As of December 31,
	2016	2017
Office equipment and computer hardware	$44,977	$59,900
Leasehold improvements	26,525	36,266
Fractional interest in corporate aircraft	3,710	3,710
Computer software	7,797	10,073
Furniture and fixtures	10,754	14,301
	93,763	124,250
Less: accumulated depreciation and amortization	(50,557)	(66,807)
Total fixed assets, net	$43,206	$57,443

In 2016, the Company disposed of fixed assets with a net book value of approximately $202 and a cost basis of approximately $1,771. The Company incurred a loss of approximately $186 on the disposal of the fixed assets.
In 2017, the Company disposed of fixed assets with a net book value of approximately $643 and a cost basis of approximately $2,970. The Company incurred a loss of approximately $485 on the disposal of the fixed assets.

8.	Commitments and Contingencies
Litigation
In the normal course of business, the Company may be involved in litigation or other matters, some of which may allege significant damages. As of December 31, 2017, management believes that the outcome of any one of these matters, or all of them combined, will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

Leases
The Company has entered into non-cancelable operating leases for office space and equipment. As of December 31, 2017, future minimum annual lease payments are as follows:

	Payments	Sub-Lease Receipts	Net Payments

2018	$31,353	$(3,994)	$27,359
2019	30,976	(3,994)	26,982
2020	30,301	(3,994)	26,307
2021	31,862	(4,202)	27,660
2022	30,716	(4,221)	26,495
Thereafter	202,201	(2,462)	199,739
Total	$357,409	$(22,867)	$334,542
The office leases generally contain rent escalations as well as provisions that require pre-approval from the lessor prior to sub-leasing the office space. The Company recognizes rent expense (net of sublease rental income) on a straight-line basis over the remaining term of the lease. For the years ended December 31, 2015, 2016 and 2017, total rent and occupancy related expenses were $13,783, $16,104 and $21,750, respectively, and were included in general, administrative and other expenses on the consolidated statements of comprehensive income.
In 2009, the Company recorded a loss of $18,016, net of deferred rent of $5,472, related to vacated office space under lease. The loss represented management’s estimate of the present value of the probable losses on the lease, net of estimated proceeds from planned sub-lease arrangements, over the remaining life of the lease.
The changes in the lease loss reserve are as follows:

Lease Loss Reserve
January 1, 2015	$13,357
Amortization	(1,148)
December 31, 2015	12,209
Amortization	(1,244)
December 31, 2016	10,965
Amortization	(1,162)
December 31, 2017	$9,803
Letters of Credit
As of December 31, 2016 and 2017, the Company had secured letters of credit with a major financial institution in the amount of $8,868 and $5,038, which are collateralized by money market mutual funds with a fair value of $9,052 and $5,253, respectively, and are included in restricted cash on the consolidated statements of financial position. The secured letters of credit were established to fulfill requirements of the Company’s non-cancelable operating leases for certain office premises in the U.S. The secured letters of credit expire in 2018 and renew automatically until their stated termination dates.
As of December 31, 2017, the Company had an unsecured letter of credit with a major financial institution in the amount of $25,000. On August 21, 2017, the Company entered into an amendment to a lease agreement for existing and new office premises, which required the establishment of the unsecured $25,000 letter of credit to the landlord. The $25,000 unsecured letter of credit expires in 2018 and renews automatically until 2031.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

Guarantee
As of December 31, 2016 and 2017, the Company has a guarantee in favor of a certain financial institution, related to certain securities trading agreements of one of the Company’s consolidated subsidiaries with that institution, wherein the Company’s payment obligation guaranteed would not exceed $10,000.

Investments
As of December 31, 2016 and 2017, the Company has a commitment with an investment management firm under which the Company has committed to invest up to $25,025 in certain funds advised by that third party firm. As of December 31, 2017, the Company has funded $7,786 of this commitment.
During 2017, the Company committed to invest up to $20,000 in a certain AQR Sponsored Fund. As of December 31, 2017, the Company has funded $8,100 of this commitment.

9.	Employee Benefits
The Company has a defined contribution 401(k) retirement plan (the “Plan”) which allows all full time employees who are at least 21 years of age to invest their pre-tax or after tax compensation, limited to the maximum allowed by the Internal Revenue Service regulations. Employees are eligible to participate in the Plan on the first day of their employment. The Company matches employee contribution up to $5 per eligible employee per Plan year. Employees are fully vested in the Company match when they reach their 3-year anniversary with the Company. In 2015, 2016 and 2017, the 401(k) match expense was $2,251, $2,866 and $3,723, respectively. Amounts are included in compensation and benefits on the consolidated statements of comprehensive income.

10.	Other Assets and Other Liabilities
Other assets and other liabilities consist of the following:

	As of December 31,
	2016	2017
Other assets
Prepaid expenses	$10,822	$17,083
Exchange memberships	1,183	2,007
Other assets	1,664	2,093
Total	$13,669	$21,183

Other liabilities
General, administrative and other	$12,326	$20,432
Deferred rent	6,059	7,628
Total	$18,385	$28,060

11.	Redeemable Members' Interest
Certain member’s interests are redeemable and are terminated upon death, permanent disability or voluntary or involuntary withdrawal. Upon termination, the interest is automatically cancelled and re-allocated to the remaining members. The terminated member has the right to receive certain payments and is subject to certain put and call rights. Such put and call rights include the right to participate in profits of the Company and to receive a portion of any sale proceeds in the event the Company is sold during a certain period. The redeemable members’ interest is presented on the consolidated statement of financial position in the mezzanine section between liabilities and equity. Redeemable members’ interest does not include potential future amounts related to net income yet to be generated or a sale of the Company. The Company cannot determine such amounts because it is unable to estimate the timing of member terminations or a potential sale of the Company.

The following represents a roll-forward of redeemable members’ interest from January 1, 2015 through December 31, 2017:

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

Redeemable Members' Interest
Balance at January 1, 2015	$167,325
Issuance of members' interest	3,965
Net income	376,370
Cash distributions	(334,059)
Balance at December 31, 2015	$213,601
Issuance of members' interest	7,799
Net income	377,688
Cash distributions	(434,622)
Balance at December 31, 2016	$164,466
Issuance of members' interest	10,698
Net income	576,471
Cash distributions	(467,295)
Balance at December 31, 2017	$284,340

12.	Members' Equity
The Company maintains a separate capital account for each member. The Company’s capital account is increased by the sum of any additional capital contributions made after admission and/or allocation of net income and reduced by the sum of any allocation of losses and/or any distributions. Members are entitled to receive an allocation and distribution of the net income (loss) of the Company based on their respective proportional interest in the Company. Additional members may be admitted at any time by consent of certain existing members. Generally, no member has the right to withdraw capital from the Company.

13.	Borrowings
Credit Facility
As of December 31, 2016 and 2017, the Company had $42,000 and $38,000 outstanding, respectively, in an unsecured line of credit (the “Credit Facility”) with a group of commercial banks and other lenders (collectively the “Lenders”). The Credit Facility is available for the Company’s business purposes, including providing liquidity for seeding new products in order to establish a performance history prior to making them available to outside investors. The average daily borrowings under the Credit Facility during 2016 and 2017 were $36,806 and $38,488, respectively, with average interest rates of 2.2% and 2.6%, respectively.
As of December 31, 2017, of the $38,000 outstanding under the Credit Facility, $29,000 has an original term of two months, a maturity date of January 8, 2018 and an interest rate of 2.6%. The remaining $9,000 has an original term of three months, a maturity date of January 24, 2018 and an interest rate of 2.6%.
On October 6, 2017, the Credit Facility was amended and restated. The amendment increased the aggregate commitments from the Lenders, as defined, from $75,000 to $125,000. In addition, the maturity date of the Credit Facility was extended from November 7, 2017 to October 6, 2022.
The Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including but not limited to, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. The Company was in compliance with these covenants as of December 31, 2016 and 2017. The Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or Lenders’ commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the Lenders’ commitments would automatically terminate.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by the Company are permitted at any time without fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar requirement. Borrowings under the Credit Facility bear interest at a rate per annum, which will be, at the Company’s option, a rate equal to an applicable margin, which is subject to adjustment based on the leverage ratio of the Company, as defined in the Credit Facility, plus one of the following indexes: London Interbank Offered Rate; a floating base rate; or the Federal Funds rate.
Debt
Debt consists of the following:

	As of December 31,
	2016	2017
Fixed asset financing	$24,779	$37,256
Loan	13,000	13,000
Total debt	$37,779	$50,256

Management has assessed that the carrying value of the above fixed asset financing and loan approximate fair value.
As of December 31, 2016 and 2017, the Company had $24,779 and $37,256 outstanding in fixed asset financing, respectively, under a Master Lease Agreement (the “Agreement”) with a commercial bank (the “Bank”) under which the Bank will finance equipment purchased by the Company, pursuant to one or more leases, utilized in the operation of its U.S. office locations. Under the provisions of the Agreement, the leases are intended as security only in which the Company remains the owner of the equipment and the Bank is a secured party. The average daily borrowings under the Agreement during 2016 and 2017 were $19,408 and $26,873, respectively, with average interest rates of 3.2% and 3.3%, respectively.
The Company is obligated to repay each lease subject to a 36 month repayment schedule which includes interest calculated using a floating base rate plus an applicable margin. As of December 31, 2017, the outstanding balance under the Agreement had the following payments due with interest rates ranging from 3.2% to 4.0%:

Payments
2018	$17,734
2019	12,790
2020	6,732
Total	$37,256
The Agreement contains affirmative, negative and financial covenants, which are similar to those contained in the Credit Facility.
As of December 31, 2017, the Company had remaining unutilized financing under the Agreement of $4,978.
On November 4, 2016, the Company entered into an agreement (the “State Agreement”) with the State of Connecticut (the “State”), whereby the Company is eligible to receive up to $28,000 in forgivable loans and $7,000 in grants from the State over a period of up to ten years. On December 21, 2016, under the first phase of the State Agreement, the Company received the first loan tranche of $13,000 (the “Phase I Loan”) from the State. The Phase I Loan may be used by the Company for permitted expenditures as defined in the State Agreement. The Phase I Loan carries a term of ten years at an interest rate of 2%, which began accruing on December 21, 2016. However, during the first twenty-four months of the Phase I Loan, provided there is no instance of default as defined in the State Agreement, the Company has no obligation to make any principal or interest payments in respect of the Phase I Loan.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2015 (not covered by auditors' report), 2016 and 2017
(in thousands of dollars)

The second loan tranche of $15,000 (the “Phase II Loan”) and $7,000 in grants will be made available to the Company upon the fulfillment of certain requirements as defined in the State Agreement. The job creation objectives will also be used to determine whether all, a portion or none of the Phase I Loan and Phase II Loan amounts in the State Agreement would be forgiven. The interest on the Phase I Loan and Phase II Loan amounts is not forgivable.
As of December 31, 2016 and 2017, the Company had $13,000 outstanding under the State Agreement.

14.	Subsequent Events
Management has evaluated events that have occurred subsequent to December 31, 2017 through the date the financial statements were available to be issued, and has determined that the following items require disclosure in the financial statements:
In March 2018, changes were made to the operating agreement of the Company, which amended, effective January 1, 2018, the rights and obligations of certain members relative to allocations of prospective operating income and sales proceeds and made certain other revisions to the rights and obligations of the members in respect of the corporate governance of the Company.
On January 8, 2018, $29,000 of the $38,000 portion of the Credit Facility described in Note 13 was renewed and, under the same tranche, the Company also borrowed an additional $2,000, resulting in an outstanding balance of $31,000 with a maturity date of May 8, 2018 at an interest rate of 3.1%.
On January 24, 2018, $9,000 of the $38,000 portion of the Credit Facility described in Note 13 was renewed with a maturity date of April 24, 2018 at an interest rate of 3.0%.